Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

August 21, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	MITU Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2014
File No. 333-196858

Dear Mr. Reynolds:

          We have amended our registration statement in response to your comment letter dated August 14, 2014. This letter reproduces your comment letter and identifies where the response to each of your comments is located in the amendment to registration statement or makes supplemental response where appropriate.

Emerging Growth Company, page 15

1. We note your revised disclosure in response to comment 1 of our letter dated July 14, 2014. Please revise to clarify that as an emerging growth company, you are exempt from Sections 14A(a) and (b) of the Exchange Act, rather than Exchange Act Sections 14A and 14B and Item 404(b) of Regulation S-K, rather than Item 404(b).

The requested changes have been made on page 15

Directors and Executive Officers, page 51

2. We note your revised disclosure in response to comment 20 of our letter dated July 14, 2014. Please further revise to clarify how long Mr. Rincon has held his current positions with the company.

The requested changes have been made on page 52.

Please feel free to call me at 845.256.8031 or email me at the address set forth above should you have any further questions.

Glenn & Glenn
/s/ D. Roger Glenn